Exhibit 12.1
Ratio of Earnings to Fixed Charges

	(Unaudited)
	Three Months Ended
	March 31,		Twelve Months Ended December 31,
(in thousands of dollars)	2007	2006	2006	2005	2004	2003	2002

Earnings:
Income before taxes	$129,254	$145,259	$514,061	$543,574	$552,666	$523,987	$522,705

Add: Fixed charges, excluding interest on deposits	85,524	75,519	345,253	243,239	191,648	179,903	169,788

Earnings available for fixed charges, excluding interest on deposits	214,778	220,778	859,314	786,813	744,314	703,890	692,493
Add: Interest on deposits	196,723	148,314	717,167	446,919	257,099	288,271	385,733

Earnings available for fixed charges, including interest on deposits	$411,501	$369,092	$1,576,481	$1,233,732	$1,001,413	$992,161	$1,078,226

Fixed Charges:
Interest expense, excluding interest on deposits	$82,671	$72,793	$334,175	$232,435	$178,842	$168,499	$157,888
Interest factor in net rental expense	2,853	2,726	11,078	10,804	12,806	11,405	11,900

Total fixed charges, excluding interest on deposits	85,524	75,519	345,253	243,239	191,648	179,903	169,788
Add: Interest on deposits	196,723	148,314	717,167	446,919	257,099	288,271	385,733

Total fixed charges, including interest on deposits	$282,247	$223,833	$1,062,420	$690,158	$448,747	$468,174	$555,521

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.51x	2.92x	2.49x	3.23x	3.88x	3.91x	4.08x
Including interest on deposits	1.46x	1.65x	1.48x	1.79x	2.23x	2.12x	1.94x